KongZhong Receives Investment from Nokia Growth Partners
Leading Mobile Entertainment Company in China Secures Strategic Expansion Capital

BEIJING, February 18, 2009 – KongZhong Corporation (Nasdaq: KONG), a leading mobile Internet company in China, today announced that it has reached a non-binding agreement with Nokia Growth Partners (NGP) to receive an investment of about US$6.8 million in 5-year convertible senior notes. NGP would also receive warrants to purchase an additional 2.0 million American Depositary Shares (ADS) at US$5.0 per ADS, exercisable within five years.

“I’m truly pleased to welcome Nokia Growth Partner’s investment in KongZhong.  As we prepare for 3G in the China mobile market, we are seeking to enhance our strong existing mobile operator channels with equally powerful non-operator channels,” said Leilei Wang, CEO and Chairman of KongZhong. “Nokia is the leading mobile device manufacturer in the world and mainland China with significant market share. We have developed a good working relationship with Nokia China by connecting our various mobile value-added, gaming and community services through their powerful mobile device platform and look forward to expanding our relationship with Nokia.”

“Nokia Growth Partners invests in best of breed mobile services and technology companies with significant potential for future growth and industry leadership and whose businesses can benefit from a deeper relationship with Nokia,” said Paul Asel, Managing Partner of Nokia Growth Partners. “KongZhong is a premier mobile entertainment company. Our investment reflects the belief in the leading role KongZhong can take as China embarks on 3G mobile services.”

The convertible senior notes would initially pay an annual interest of 8% subject to reduction to 6% based on the financial performance of the Company.  The conversion price would equal the average closing price per share of the Company’s ordinary shares for a period of 75 trading days prior to the date of this announcement.  The notes would mature in five years and could be prepaid at the Company’s option after three years.  The transaction is subject to completion of definitive documentation.

About Nokia Growth Partners

Nokia Growth Partners is the premier venture investor focused on growth stage companies in the mobile industry.  With US$350 million under management for direct and fund of fund investments, Nokia Growth Partners is the preferred investor for companies, funds and people that are changing the global face of mobility, communications and the Internet.  Nokia Growth Partners offers portfolio companies a global perspective on the mobile industry and the strategic guidance, network and platform to accelerate growth both domestically and internationally.  Nokia Growth Partners also works closely with Nokia, its sole limited partner, to provide a superior return on investment while increasing the likelihood and magnitude of success in the companies in which it invests.   Nokia Growth Partners has offices in Silicon Valley, Finland, China and India.  See www.nokiagrowthpartners.com for more information.

About KongZhong

KongZhong Corporation is a leading mobile Internet company in China.  The Company delivers wireless value-added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVATM, short messaging service (SMS), interactive voice response (IVR), and color ring-back tone (CRBT).  The Company operates three wireless Internet sites, Kong.net, Ko.cn and cn.NBA.com, which enable users to access media, entertainment and community content directly from their mobile phones.  The Company also designs and operates mobile games, including mobile online games, downloadable offline games and WAP games.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future results of operations, financial condition and business prospects.  Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them.  These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons.  Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market.  For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission.  We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts
Investor Contact:	Media Contact:
Jay Chang	Xiaohu Wang
Chief Financial Officer	Manager
Tel: (+86-10) 8857-6000	Tel: (+86-10) 8857-6000
Fax: (+86-10) 8857-5891	Fax: (+86-10) 8857-5900
Email: ir@kongzhong.com	Email: xiaohu@kongzhong.com